SNET                                    NEWS RELEASE
                                        227 Church Street
                                        New Haven, CT  06510


                                        May 18, 1995

FOR FURTHER INFORMATION, CALL: Bill Seekamp
                              203-771-2136

              SNET SEEKS ALTERNATIVE REGULATION
           TO PAVE WAY FOR MARKETPLACE OF TOMORROW


     In response to a comprehensive set of proceedings

initiated by the Connecticut Department of Public Utility

Control (DPUC) to implement legislation permitting

competition in all telecommunications markets, SNET today

gave notice of its intent to seek an alternative form of

regulation more consistent with an increasingly competitive

marketplace.

     SNET is also providing the DPUC with financial data to

enable the Department to conduct a financial review.  This

review will help put in place a framework for developing an

alternative form of regulation.

     "We are not seeking to increase the price of local

service," said Daniel J. Miglio, SNET chairman and chief

executive officer.  "We will stand by our previous agreement not to increase local service rates before 1998.  Beyond

that, marketplace forces will increasingly determine the

price levels of telecommunications services, including local service which becomes competitive this year."

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     He noted that this is an essential step in preparing

for the fully competitive marketplace called for in the

legislation that was enacted last year.  The review will

provide a frame of reference for making necessary changes in the nature of regulation.

     "In the fully competitive market of the future,

customers can expect to benefit from increased choice, the

swift introduction of new products and market-driven prices

for telecommunications services," Miglio said.

     The accelerating pace of technological change is

driving changes in the marketplace and in regulation.  The

telecommunications, computer and cable television industries are converging and competition is intensifying.  In

recognition of these changes, legislation passed in 1994

opened up all telecommunications markets in Connecticut.

     The DPUC is now conducting  a series of proceedings

that will set the terms and conditions to implement that

law.  This includes making decisions on complex issues such

as the reclassification of services that are found to be

competitive, the certification of providers of competitive

services, competition for local service, assuring universal

service, funding lifeline service, the costs of providing

service and capital recovery.

     "We believe competition is good for Connecticut, our

customers and SNET.  We also believe that competition will

be most effective if the rules provide equal terms and

conditions for all competitors." Miglio said.

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     The first part of this review will begin in mid-June

with SNET filing financial information with the DPUC, as

well as a description of the fundamental elements of  its

alternative regulation plan.

     In the second part of this proceeding, which will begin

in the fall, SNET will include details of the proposed plan

for alternative regulation, including pricing provisions,

cost of service studies, and reporting  proposals.

     SNET, a Connecticut-based company reaching beyond its

traditional borders, provides local, national and

international calling; mobile communications; and

publishing, information and advertising services.  It is

building I-SNET, a statewide information superhighway that

brings to its customers a full array of information,

communications and entertainment services.